UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On May 5, 2021, ZIM Integrated Shipping Services Ltd. (the “Company”) issued a press release announcing that it will release its first quarter 2021 financial results on Wednesday, May 19, 2021, before the U.S financial market open, and that the management of the Company will host a conference call and webcast to review the results and provide a corporate update on that date at 08:00 a.m. ET.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: May 5, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release dated May 5, 2021